                                                                       EXHIBIT 2


INTERNATIONAL URANIUM CORPORATION
CONSOLIDATED BALANCE SHEETS
(UNITED STATES DOLLARS)

                                                     DECEMBER 31, 2002   SEPTEMBER 30, 2002
                                                        (UNAUDITED)           (AUDITED)
                                                     ----------------    -----------------

ASSETS

  Current assets:
  Cash and cash equivalents                          $      2,787,245    $      6,710,782
  Short-term investments                                    3,049,164           3,049,164
  Trade and other receivables                               1,118,613              99,850
  Inventories                                               1,907,950           1,720,952
  Prepaid expenses and other                                  271,006             368,435
  Other asset (Note 3)                                             --           3,861,000
                                                     ----------------    ----------------
                                                            9,133,978          15,810,183


  Plant and equipment, net                                  3,178,541           3,363,253
  Mongolia mineral properties                                 694,313             538,897
  Long-term investment (Note 5)                             1,500,000                  --
  Restricted investments (Note 2)                          12,785,762          12,666,937
                                                     ----------------    ----------------
                                                     $     27,292,594    $     32,379,270
                                                     ================    ================
LIABILITIES
  Current liabilities:
  Accounts payable and accrued liabilities           $        390,130    $        762,883
  Notes payable                                                 7,107              10,242
  Deferred revenue                                          8,142,714          10,899,194
  Deferred credit (Note 3)                                         --           4,220,000
                                                     ----------------    ----------------
                                                            8,539,951          15,892,319

  Notes payable, net of current portion                        43,548              43,548
  Reclamation obligations (Note 4)                         12,320,983          12,320,983
                                                     ----------------    ----------------
                                                           20,904,482          28,256,850
                                                     ----------------    ----------------

SHAREHOLDERS' EQUITY
  Share capital (65,735,066 shares
    issued and outstanding)                                37,466,609          37,466,609
  Deficit                                                 (31,078,497)        (33,344,189)
                                                     ----------------    ----------------
                                                            6,388,112           4,122,420
                                                     ----------------    ----------------
                                                     $     27,292,594    $     32,379,270
                                                     ================    ================


ON BEHALF OF THE BOARD



/s/ Ron F. Hochstein                              /s/ Lukas H. Lundin
Ron F. Hochstein, Director                        Lukas H. Lundin, Director

INTERNATIONAL URANIUM CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(UNITED STATES DOLLARS) (UNAUDITED)

                                                THREE MONTHS ENDED DECEMBER 31
                                                    2002               2001
                                               --------------    --------------

OPERATIONS

Revenue

  Process milling                              $    4,274,107    $      114,987
                                               --------------    --------------
    Total revenue                                   4,274,107           114,987
                                               --------------    --------------
Costs and expenses

  Process milling expenditures                      1,687,969           114,230
  Mill stand-by expenditures                               --           659,473
  Selling, general and administrative                 596,786           584,177
  Gain on disposition of other asset                  (79,000)               --
  Depreciation                                          8,544            20,016
                                               --------------    --------------

                                                    2,214,299         1,377,896
                                               --------------    --------------


Operating income (loss)                             2,059,808        (1,262,909)


  Net interest and other income                       205,884           129,374
                                               --------------    --------------
Income (loss) for the period                   $    2,265,692    $   (1,133,535)
                                               ==============    ==============



Basic and diluted income (loss) per share      $         0.03    $        (0.02)
                                               ==============    ==============

DEFICIT

Deficit, beginning of period                      (33,344,189)      (33,529,179)
  Net income (loss) for the period                  2,265,692        (1,133,535)
                                               --------------    --------------
DEFICIT, END OF PERIOD                         $  (31,078,497)   $  (34,662,714)
                                               ==============    ==============

INTERNATIONAL URANIUM CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNITED STATES DOLLARS) (UNAUDITED)


                                                                       THREE MONTHS ENDED DECEMBER 31
                                                                          2002                2001
                                                                    ---------------    ---------------

CASH PROVIDED BY (USED IN)

OPERATING ACTIVITIES

Net income (loss) for the period                                    $     2,265,692    $    (1,133,535)
Items not affecting cash
  Depreciation and amortization                                             196,703            205,671
  Gain on sale of equipment                                                 (72,319)                --
  Gain on disposition of other asset                                        (79,000)                --
Changes in non-cash working capital items
  Increase in trade and other receivables                                (1,018,763)          (237,857)
  (Increase) decrease in inventories                                       (186,997)             3,751
  Decrease in other current assets                                           97,428             58,482
  Decrease in other accounts payable and accrued liabilities               (372,753)           (81,206)
                                                                    ---------------    ---------------
  NET CASH PROVIDED BY (USED IN) OPERATIONS                                 829,991         (1,184,694)
                                                                    ---------------    ---------------

INVESTING ACTIVITIES

  Purchase of properties, plant and equipment                               (16,973)           (21,702)
  Mongolia mineral properties                                              (155,416)                --
  Proceeds from sale of short-term investments                                   --          7,904,885
  Proceeds from sale of surplus equipment                                    77,300                 --
  Increase in restricted investments                                       (118,824)        (1,800,172)
  Purchase of long-term investments                                      (1,500,000)                --
                                                                    ---------------    ---------------

  NET CASH (USED IN) PROVIDED BY INVESTMENT ACTIVITIES                   (1,713,913)         6,083,011
                                                                    ---------------    ---------------

FINANCING ACTIVITIES


  Decrease in notes payable                                                  (3,134)            (4,005)
  Settlement of other asset                                                (280,000)                --
  (Decrease) increase in deferred revenue                                (2,756,481)         1,345,879
                                                                    ---------------    ---------------
  NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES
                                                                         (3,039,615)         1,341,874
                                                                    ---------------    ---------------


(Decrease) increase in cash and cash equivalents                         (3,923,537)         6,240,191
Cash and cash equivalents, beginning of period                            6,710,782          2,365,344
                                                                    ---------------    ---------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                            $     2,787,245    $     8,605,535
                                                                    ===============    ===============